TERRA INDUSTRIES INC.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa 51102

March 29, 2005

VIA TELECOPY AND EDGAR

Securities and Exchange Commission

450 Fifth Plaza, N.W.

Judiciary Plaza

Washington, DC 20549

Attn:	Mellissa Campbell Duru
Fax:	(202) 942-9528

Re:	Terra Industries Inc.
Registration Statement on Form S-3
(SEC File No. 333-121837 Originally Filed January 4, 2005)

Ladies and Gentlemen:

On behalf of Terra Industries Inc. (the “Company”), the undersigned hereby requests acceleration of the effective date of the Company’s Registration Statement on Form S-3 (SEC File No. 333-121837) to 2:00 p.m., Eastern time, on March 30, 2005, or as soon thereafter as possible.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933 and the Exchange Act as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Gerald T. Nowak of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2075, as soon as the Registration Statement has been declared effective.

Very truly yours, Terra Industries Inc.

/S/ MARK A. KALAFUT
Name: Mark A. Kalafut Title: Vice President, General Counsel and Corporate Secretary

cc:    Kirkland & Ellis LLP